SPI Energy Co., Ltd.

7F/A Block, 1st Building, Jinqi Plaza

No. 2145 Jinshajiang Road, Putuo District

Shanghai, P.R. China

October 14, 2016

Via EDGAR

Martin James, Senior Assistant Chief Accountant

Eric Atallah, Assistant Chief Accountant

Kate Tillan, Assistant Chief Accountant

Heather Percival

Timothy Buchmiller

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  SPI Energy Co., Ltd. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2015 (the “2015 20-F”)

Filed May 17, 2016

File No. 001-37678

Dear Mr. James, Mr. Atallah, Ms. Tillan, Ms. Percival and Mr. Buchmiller:

This letter sets forth the Company’s response to the comments contained in the letter dated September 16, 2016 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s 2015 20-F. The “Company” is used in this letter to refer to SPI Energy Co., Ltd. and its subsidiaries. The Staff’s comments are repeated below and followed by the response thereto.

Form 20-F for Fiscal Year Ended December 31, 2015

Item 18. Financial Statements

1.                                      We note your response to comment 8 and we await your amended Form 20-F which will include the financial statements for fiscal 2013. Please also include the revisions discussed in your responses to comments 9, 10, 16, 18, 19, and 21.

The Company respectfully acknowledges the Staff’s comment and will file an amendment to the 2015 20-F to include the revisions discussed in the referenced responses as well as the revision discussed in the responses herein to comment 4, 5 and 9 promptly after the Staff indicates no further comment other than the comments raised by the Staff previously and addressed by the Company in writing.

Note 2. Summary of Significant Accounting Policies

(h) Accounts Receivables and Allowance for Doubtful Accounts, page F-15

2.                                      We note your response to comments 11, 17 and 18 which indicate that it is not uncommon for your PRC customers to obtain long-term financing to operate power plants and that these customers might not intend to make full settlement of their receivables until they have obtained such financing. Please tell us how you considered this factor, in concluding that collectability of these receivables was reasonably assured and that you should continue to recognize revenue from these customers using the accrual method of accounting.

The Company respectfully advises the Staff that the industry practice of obtaining long-term financing is generally related to the operation of power plants after the completion of construction. Such industry practice does not mean that the power plant owners in China would pay the EPC services fees related to the construction only after they have obtained the long-term financing. As per the Company’s response letter dated August 12, 2016, it performed credit worthiness assessment on those customers and determined that collectability was reasonably assured when the EPC contracts were signed. As a safeguard measure to protect the Company’s interests, the Company also requested the pledge of the power plants under construction. However, the downturn of the Chinese economy since the second half of 2015 has led to changes in business plans of the power plant owners and resulted in requests for delay payment by certain power plant owners in China. The Company only noted the customers’ request for delay payment and their possible intention to make full settlement after obtaining bank financing only when the Company continued to chase for the settlement in 2015.

3.                                      As a related matter, to the extent you are aware that the payment practices of your customers are reasonably likely to have a material effect on your net sales, operating (loss) income, liquidity or capital resources, in future filings please revise the Operating and Financial Review and Prospects sections of the filing to discuss these trends. Refer to Item 5(D) of Form 20-F.

The Company respectfully acknowledges the Staff’s comment and will discuss the referenced trends known to the Company, if any, in its future filings.

(v) Advertising, page F-22

4.                                      We note your response and proposed disclosures in response to comment 14. It is unclear from your proposed disclosures if you are expensing advertising costs as incurred or deferring those costs until the advertising takes place. Refer to ASC 720-35-25-1, which indicates that your accounting policy should be applied consistently to similar kinds of advertising activities. Please clarify how you are accounting for the costs of advertising. To the extent you are using both alternatives specified in ASC 720-35-25-1, please clarify the circumstances under which you use each alternative. Also please tell us how you considered ASC 720-35-25-6.

The Company determined that the NBA sponsorship is an executory contract which falls within the scope under ASC720-35-25-6. As the Company would receive advertising benefits over the period of performance specified in the sponsorship arrangement, contract payment made by the Company under the executory contract is deferred and amortized over the sponsorship period. Also, the Company adopted the policy to expense the costs of advertising, including any costs of producing advertising materials under any executory contracts, as incurred. The Company proposes to include the following disclosures in the amendment to the 2015 20-F.

“The Group expenses the costs of producing advertisements as incurred. Regarding the sponsorships of events, the sponsorship amounts are amortized over the period during which the performance under the sponsorship is received.”

Note 22 — Stockholders’ Equity

(c) Statutory reserve, page F-43

5.                                      We note your response to comment 20. Please provide us with your calculation of restricted net assets as of December 31, 2015 and 2014, as calculated under Rules 4-08(e)(3) and 5-04 of Regulation S-X. Additionally, please revise this note in your amended Form 20-F to disclose the correct restricted net asset total.

The Company considered that the paid-in capital and statutory reserves of our PRC subsidiaries are restricted to be transferred out of the PRC in the form of cash dividends, loans or advances according to PRC laws and regulations. As the Company had an investment holding subsidiary incorporated in the PRC (the “PRC Holdco”) through which the Company indirectly owned certain subsidiaries in the PRC, the restricted net assets of the Company determined under Rule4-08(e)(3) and 5-04 of Regulation S-X as at December 31, 2015 and 2014 are therefore based on the sum of paid-in capital and statutory reserves of all PRC subsidiaries minus accumulated losses made by all PRC subsidiaries and the capital investment made by the PRC Holdco into those indirectly-held PRC subsidiaries. The Company respectfully acknowledges the Staff’s comment and proposes to disclose the correct restricted net assets total in the amendment to the 2015 20-F.

Note 29 — Segment information, page F-52

6.                                      We note from your response to comment 22 that you determined that your chairman is your CODM based on the management reporting structure including the positions that report directly to the chairman and other levels of management directly reporting to the direct reports of the chairman. Please provide us with an organizational chart of your management structure showing all direct reports of your chairman and other levels of management directly reporting to the direct reports of the chairman. Tell us the roles and responsibilities of the each of the direct reports to the Chairman.

The Company only started to expand its business since the second half of 2014 and has adopted a simple management reporting structure. The diagram below sets forth the reporting structure of the Company and includes all direct reports to the Company’s chairman and lower levels of management that directly report to the direct reports of the Company’s chairman:

The Company’s chief executive officer (“CEO”) in charge of business operation including projects’ (both EPC and own power plants) identification, selection, development, sales and all negotiations involved in these processes based on instructions and decisions made by the chairman.

The Company’s vice president in charge of all the Company’s internal daily administration (including people and office management) and external daily communications.

The Company’s chief financial officer is (“CFO”): in charge of financial reporting, treasury and finance, the Company’s internal control, legal compliance and the executions of M&A transactions.

7.                                      Given the statement in your response that the chairman currently mainly works on the development of the liquidity plan, and that the Board is focused on capital raising, explain to us why you concluded that the chairman is the chief operating decision maker based on the guidance in ASC 280-10-50-5. In this regard, please explain to us the process by which people in your organization regularly discuss and review operating activities, financial results, forecasts, or operating plans for each segment. Tell us the positions involved in this process and their responsibilities. Tell us how the information is organized and what it includes. Refer to ASC 280-10-50-1 through 50-9.

Development of the liquidity plan has become the most important task of the Company since the end of 2015 due to delayed payments by certain EPC contractors in China, which has adversely affected the Company’s liquidity. In addition, the Company’s chairman has to determine resources allocation in the process of developing such liquidity plan. Throughout 2015, the chairman was the chief operating decision maker based on the guidance in ASC 280-10-50-5. The Company also considered that the approval of annual budget by the board of directors is generally required by all corporations as part of the corporate governance measures which does not preclude the chairman acting as the chief operating decision maker for resources allocation and performance evaluation. The chairman’s approval is required for all resources allocation in the ordinary course of business.  The chairman has over 10 years’ experience in the global solar industry and he makes decisions primarily based on his view about the future industry trend in the countries and locations where the Company may operate its business and the availability of working capital and funding of the Company as a whole. The CEO is responsible for the execution of the Chairman’s decision in respect of all projects assets while the CFO is responsible for availability of funding. The chairman irregularly discusses with the CEO and the CFO on potential projects’ targets he is aware of in the market and completion status of individual project assets. Except for operating data and quarterly and annual consolidated financial statements, no discrete financial information by projects or by business line was provided and reviewed by the chairman or those direct reports to the chairman in the decision making process.

8.                                      Please tell us the operating data that the chairman regularly requests and uses for purposes of allocating resources and assessing performance of the business. Specifically tell us how the chairman considers information relating to product sales by the Solar Juice subsidiary in allocating resources between the project and product based operations.

The Company respectfully advises the Staff that the operating data provided to the chairman includes the number of the projects by location, the megawatt size of each project, the feed-in tariff of the project, the expected completion date of the project and the cash collection status of the project. The Company also advises the Staff that the investment in Solar Juice was insignificant compared to the Company’s consolidated total assets. More importantly, Solar Juice was acquired in June 2015 primarily for the strategic purpose of gaining immediate access to the solar markets in Australia, New Zealand and South East Asia, which could enhance the Company’s development of PV projects in those markets so as to quickly ramp up its portfolio of solar projects globally. With this underlying strategic purpose and the fact that Solar Juice had been acquired for only a few months as of December 31, 2015, the chairman focuses more on the potential synergy benefits (including the impact of brand building, networking and government relationship) that Solar Juice could bring to the Company instead of its financial performance and results in determining whether additional resources are required.

9.                                      We note from your response to comment 23 that the revenue earned from trading revenue of PV solar systems relates to your subsidiary Solar Juice Pty Ltd., in Australia, and its principal activities are the distribution of solar photovoltaic panels, solar inverters and other components of PV solar systems. Please tell us why you refer to this as trading revenue and not product sales. We note that word trading is defined in the FASB master glossary as an activity involving selling securities.

The Company respectfully acknowledges the Staff’s comment and will refer to this as product sales in the amendment to the 2015 20-F.

If you have any additional questions or comments regarding the 2015 20-F, please contact the undersigned at +86 21 8012 9001 or the Company’s U.S. counsel, Z. Julie Gao and Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4863 and +852 3740-4835, respectively.

Very truly yours,

/s/ Tairan Guo
Tairan Guo
Interim Chief Financial Officer

cc:                                Xiaofeng Peng, Chief Executive Officer, SPI Energy Co., Ltd.

Jamie Zhang, General Counsel, SPI Energy Co., Ltd.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

John Fung, Partner, KPMG Huazhen LLP

[Signature Page to Response Letter]